UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*



                                Technitrol, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    878555101
                                 (CUSIP Number)


                          Eric D. Schoenborn, Esquire,
                     Stradley, Ronon, Stevens & Young, LLP,
                            2600 One Commerce Square,
                             Philadelphia, PA 19103,
                                 (215) 564-8085

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 16, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------------

CUSIP No.      878555101
----------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                VIRGINIA FRESE PALMER

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                       (b) [ ]


------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                                00
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                U.S.A.
------------- ------------------------------------------------------------------

        NUMBER OF                    7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                          0
         OWNED BY           ----------------------------------------------------
           EACH                      8     SHARED VOTING POWER
        REPORTING
          PERSON                                 1,425,100
           WITH             ----------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                                             0
                            ----------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                 1,425,100
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              1,425,100
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES* [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                8.6%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                                                                 IN
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


This statement is the first amendment to the statement on Schedule 13D filed by Virginia Frese Palmer. This amendment is filed to report changes in her beneficial ownership as a result of charitable gifts and sales of common stock as further described in Item 5 below.

Item 1.  Security and Issuer.
         -------------------

                  This statement on Schedule 13D relates to the common stock, $0.125 par value (the "Common Stock"), of Technitrol, Inc., 1210 Northbrook Drive, Suite 385, Trevose, PA 19053 (the "Company").

Item 2.  Identity and Background.
         -----------------------

                  The person filing this statement is Virginia Frese Palmer. All correspondence to Mrs. Palmer should be forwarded to the following address:

                           7147 E. Sabino Vista Circle
                           Tucson, AZ  85750-2631

                  Mrs. Palmer is not currently employed and has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mrs. Palmer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

                  N/A. All shares beneficially owned by Mrs. Palmer derive from her interests in certain trusts as described in greater detail in Item 5 below. As per the terms of the "Palmer Family Trust", as amended (the "Trust"), the shares of the Company held in the Trust were administered and distributed to the "Palmer Family Trust - Survivor's Share" (the "Survivor's Share") and the "Palmer Family Trust - Residuary Trust Share" (the "Residuary Trust Share") upon the death of Gordon Palmer, Jr.

Item 4.  Purpose of the Transaction.
         --------------------------

                  The Survivor's Share and the Residuary Trust Share received the shares as a result of the death of Gordon Palmer, Jr. The Unitrust (as defined below in Item 5) was formed by Mrs. Palmer on June 20, 2000 and was funded by gifts of shares of Common Stock from her that were taken from the Survivor's Share as further described in Item 5 below. The Survivor's Share intends to make dispositions of shares of Common Stock to certain charitable organizations. The Residuary Trust and the Unitrust intend to continue to make open market sales to diversify their holdings.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  As of the date hereof, Mrs. Palmer beneficially owns 1,425,100 shares of Common Stock, or approximately 8.6% of the outstanding Common Stock.1 Mrs. Palmer shares voting and dispositive power over such shares.



---------------------
1    Based on  16,614,164  shares of Common Stock  outstanding  on September 29,
     2000.

                  All shares beneficially owned by Mrs. Palmer derive from her interests in the Trust. The Trust was formed pursuant to a trust instrument dated August 27, 1991 in which the trustors (Gordon Palmer, Jr. and Mrs. Palmer) transferred to the Trust certain assets including shares of the Common Stock. As per the terms of the Trust, upon the death of either trustor, the remainder of the Trust shall divide into two shares (the Survivor's Share and the Residuary Trust Share) which shall be held as separate trusts, and administered and distributed as provided in the Trust. Gordon Palmer, Jr. died on March 30, 1997 causing the Trust to be split into the Survivor's Share and the Residuary Trust Share.

                  The Survivor's Share is revocable by Mrs. Palmer, and she is a co-trustee of such trust along with J. Barton Harrison. Mrs. Palmer is also a beneficiary of the Survivor's Share during her lifetime. The Survivor's Share beneficially owns 890,092 shares of the Common Stock and shares voting and dispositive power with Mrs. Palmer for all such shares, subject to Mrs. Palmer's power to revoke the Survivor's Share. J. Barton Harrison (co-trustee) also shares voting and dispositive power with Mrs. Palmer for all shares held by the Survivor's Share, subject to Mrs. Palmer's power to revoke such trust.2

                  The Residuary Trust Share is an irrevocable trust having Mrs. Palmer and J. Barton Harrison as co-trustees. Mrs. Palmer is also an income beneficiary of the Survivor's Share during her lifetime. The Residuary Trust Share beneficially owns 85,008 shares of the Common Stock, and J. Barton Harrison as co-trustee shares voting and dispositive power with Mrs. Palmer for all shares held by the Residuary Trust Share.2

                  On June 20, 2000, Mrs. Palmer formed the Virginia Frese Palmer Charitable Remainder Unitrust, dated June 20, 2000 ("Unitrust"). The Unitrust is irrevocable, and Mrs. Palmer is a co-trustee of such trust along with J. Barton Harrison. Mrs. Palmer is also a beneficiary of the Unitrust during her lifetime. The Unitrust beneficially owns 450,000 shares of the Common Stock and shares voting and dispositive power with Mrs. Palmer for all such shares. J. Barton Harrison (co-trustee) also shares voting and dispositive power with Mrs. Palmer for all shares held by the Unitrust.2 The Unitrust was initially funded by Mrs. Palmer on June 22, 2000 with a gift of 500,000 shares of Common Stock that were taken from the Survivor's Share.

                  The information required by Item 2 for the persons with whom Mrs. Palmer shares voting power is as follows:

                           Palmer Family Trust - Survivor's Share
                           c/o  J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

                           Palmer Family Trust - Residuary Trust Share
                           c/o  J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

                           Virginia Frese Palmer Charitable Remainder Unitrust,
                                dated June 20, 2000
                           c/o  J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

                           J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404



-------------------------

2 Mr. Harrison disclaims beneficial ownership in the shares beneficially owned by the Residuary Trust Share, Survivor's Share and the Unitrust.

                  Mr. Harrison is currently a Director of the Company and is retired. He has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mr. Harrison is a citizen of the United States of America.

                  Since September 29, 1997 (date of Schedule 13D), the Survivor's Share was involved in the following transactions: Charitable gifts were made by the Survivor's Shares on or about June 3, 1998 (2,500 shares), March 13, 2000 (10,000 shares), April 10, 2000 (7,500 shares), May 16, 2000
(30,000 shares), June 22, 2000 (16,000 shares) and July 25, 2000 (1,500 shares).
On or about December 23, 1998, the Survivor's Share received 11,212 shares via a transfer from the Residuary Trust Share resulting from an accounting reconciliation between the Survivor's Share and the Residuary Trust Share as a result of settling the Trust. In addition, on or about June 22, 2000, 500,000 shares were removed from the Survivor's Share and gifted by Mrs. Palmer to the Unitrust, and a similar gift of 300,000 shares was made to the Unitrust on September 13, 2000.

                  Since September 29, 1997 (date of Schedule 13D), the Residuary Trust Share was involved in the following transactions: The Residuary Trust Share sold a total of 40,000 shares on the open market during November, 1999 at prices ranging from $41.50 to $46.00 per share. Open market sales were also made on or about May 4, 2000 (40,000 shares at $73.00 per share) and September 1, 2000 (20,000 shares at $137.07 per share). On or about December 23, 1998, the Residuary Trust Share transferred 11,212 shares to the Survivors Share as a result of an accounting reconciliation between the Survivor's Share and the Residuary Trust Share.

                  As described above, the Unitrust was initially funded by Mrs. Palmer on June 22, 2000 with a gift of 500,000 shares of Common Stock that were taken from the Survivor's Share. Since being funded, the Unitrust was involved in the following transactions: The Unitrust sold a total of 350,000 shares on the open market between July 26, 2000 and September 1, 2000 at prices ranging from $115.01 to $137.44 per share. In addition, an additional 300,000 shares were gifted by Mrs. Palmer to the Unitrust on September 13, 2000.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         See Item 5.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

         None.

Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2000



/s/ Virginia Frese Palmer
Virginia Frese Palmer